82-2783





03029656


RECEIVED
AUG 28 2003
181

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

FORMATION

AGM and Other Corporate Matters

Vancouver, B.C., August 19, 2003 Formation Capital Corporation (the "Company" - FCO-TSX) announced today it has executed a Heads of Agreement in respect of a US$5,000,000 credit facility and is concluding contracts pursuant to such Heads of Agreement (the "Credit Facility"). Under the terms of the Credit Facility, the Lenders are to be granted the right to have all or any portion of the principal of the aggregate of advances made converted into fully paid and non-assessable common shares of the Company (the "Conversion Right"). The Conversion Right is subject to approval by The Toronto Stock Exchange (the "TSX"). The Conversion Right is exercisable at any time and from time to time before the Maturity Date as defined in the Credit Facility or, in the case of any amount with respect to which the Company has exercised a right of pre-payment, the day before the date fixed for prepayment. The Conversion Right is to be exercisable as of date or dates of conversion at a price or prices determined as the weighted average trading price for the Company's shares on TSX (or if the Company is not then listed on TSX, such other exchange or market through which the majority of shares traded on the relevant date) for the 20 trading days prior to the relevant date of conversion less an amount equal to the maximum discount allowable by TSX. The Company is required to reserve a number of shares sufficient to permit the exercise of the Conversion Right.

Because the Conversion Right is exercisable at a conversion price which cannot be presently determined and the right is exercisable with respect to advances, the amount of which may vary from time to time, and thus, if the market price is too low, the number of shares to be issued may exceed the limits imposed by TSX as embodied in The Toronto Stock Exchange Company Manual Section 620, the Company is required to seek shareholder approval of the Conversion Right.

Section 620 reads as follows:

"(a) Subject to paragraphs (b) and (c), the aggregate number of securities of a listed issue which are issued or made subject to issuance pursuant to private placement transactions during any six-month period must not exceed 25% of the number of securities of the issue which are outstanding (on a non-diluted basis) prior to giving effect to such transaction.

(b) The Exchange will give consideration to requests by listed companies to exceed the 25% limit referred to in paragraph (a), but only on condition that approval of the shareholders be obtained.

(c) If the listed company has more than one outstanding class of participating securities, the Exchange may, in appropriate circumstances, regard the separate classes as a single class for the purposes of paragraph (a).

(d) In the case of a private placement of convertible securities, or where warrants are issued to a private placement purchaser, the underlying securities will be regarded as being "subject to issuance", for purposes of paragraph (a), at the time of the closing of the private placement transaction, regardless of when the right of conversion or exercise commences.

(e) Where the number of securities of a listed issue which would be issued or made subject to issuance pursuant to a proposed private placement transaction (or series of related transactions) would exceed 100% of the number of securities of the issue which are outstanding (on a non-diluted basis) prior to giving effect to the transaction, reference should be made to Sections 699.10 to 699.15 respecting "backdoor listings"."

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